Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

May 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Owl Capital Corporation

File No. 814-01190

Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir/Madam:

On behalf of Blue Owl Capital Corporation (the “Company”) and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the verified derivative complaint filed in the United States District Court for the Southern District of New York in case 7:26-cv-03468 on April 27, 2026 by Richard Delman, derivatively, on behalf of the Company, as plaintiff, against Blue Owl Credit Advisors LLC, as defendant.

If you have any questions or comments regarding this submission, please do not hesitate to contact Kristin Burns (212.287.7023), Dwaune Dupree (202.383.0206) or me (202.383.0218).

Sincerely,

/s/ Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

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UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

RICHARD DELMAN, derivatively on behalf	No.
of BLUE OWL CAPITAL CORPORATION,
VERIFIED COMPLAINT
Plaintiff,
JURY TRIAL DEMANDED
v.

BLUE OWL CREDIT ADVISORS LLC,

Defendant.

Plaintiff Richard Delman (“Plaintiff”), by his undersigned counsel, brings this action derivatively on behalf of and for the benefit of Blue Owl Capital Corporation (“OBDC” or the “Fund”) against Blue Owl Credit Advisors LLC (“Defendant”) pursuant to Section 36(b) of the Investment Company Act of 1940 (the “ICA”), 15 U.S.C. § 80(a)-35(b). The following allegations are based on knowledge as to Plaintiff and Plaintiff’s own actions, and on information and belief as to all other matters, based on the investigation of Plaintiff’s counsel, which included, among other things, a review and analysis of documents, including filings with the Securities and Exchange Commission (“SEC”), news reports, and other publicly available materials. Plaintiff believes that a reasonable opportunity for discovery will yield additional substantial evidentiary support for the allegations herein.

NATURE OF THE ACTION

1. Defendant is the investment advisor of OBDC and has systematically inflated the value of OBDC’s assets in order to extract windfall fees paid by OBDC to Defendant in violation of the ICA.

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2. OBDC is a management investment company treated as a business development company (“BDC”) under the ICA and managed by Defendant in return for advisory fees and other fees based on OBDC’s portfolio assets. The cost of both the management fee and incentive fee are ultimately borne by OBDC’s stockholders such as Plaintiff.

3. Section 36(b) of the ICA imposes a fiduciary duty on investment advisers to ensure that the compensation they receive from an investment company is not excessive. Defendant breached that fiduciary duty here by receiving investment advisory fees from OBDC that are so disproportionately large that they bear no relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

4. Defendant’s fees were grossly excessive because Defendant assigned inflated values to OBDC’s assets and investment income and then collected inflated fees based on those inflated valuations. The fee structure set forth in the advisory agreement between OBDC and Defendant fosters excessive fees because of the inherent conflict that exists by having Defendant serve as the entity that both values OBDC’s assets and chooses its portfolio assets (including assets that ultimately result in fees to Defendant even when those assets are ultimately not realized by the Fund).

5. The inflated values assigned to OBDC’s portfolio of assets are amplified by numerous public reports that Defendant and its parent, Blue Owl Capital Inc. (“Blue Owl”), have been mismarking and otherwise manipulating the assigned fair value of assets held across a variety of public and private BDCs.1

6. In March 2026, a Los Angeles-based investment fund reported that Blue Owl’s private credit funds misrepresented loan loss rates in marketing materials, rates that were too low given the risk profile of the companies they lent to, and that Blue Owl assigned higher marks to loans in OBDC’s portfolio compared with current public trading prices of the same debt, calling into question the true valuation of OBDC’s portfolio.2

[1]

See Andrew Bary, Cheap public private-credit funds could mean bigger outflows from private ones, BARRON’S (Apr. 3, 2026), available at http://www.barrons.com/articles/stock-public-private-credit-funds-b7181648.

[2]

See Sujeet Indap and Antoine Gera, Investment fund questions valuations in Blue Owl’s private credit portfolio, FINANCIAL TIMES (Mar. 12, 2026), available at https://www.ft.com/content/d0014b3a-94bf-4f78-8f47-64fca522e373?syn-25a6b1a6=1.

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7. OBDC’s overconcentration in software and technology investments further contributes to the overvaluation of the Company’s portfolio. On April 2, 2026, Morgan Stanley analysts reported that they expect loans to companies in the software sector to result in above-average defaults of 8% in private credit loans and 5.5% annual defaults in broadly syndicated loans between the second half of 2026 through the first half of 2027 that will result in subpar returns and sluggish assets under management (“AUM”) growth.3 As a result, Blue Owl is downplaying exposure to software investments at OBDC and its other BDCs as fears spread that artificial intelligence (“AI”) could decimate the software industry.4 While OBDC reports an 11.1% exposure to “Internet Software & Services,” that figure relies on non-standard internal classifications where many of OBDC’s additional investments in software and/or technology companies have been categorized differently by Defendant. Viewing OBDC’s portfolio on a more economic basis—focusing on the companies’ business model rather than Defendant’s characterization—OBDC’s software exposure is likely in the 20-30% range. This means that OBDC’s software exposure is materially higher than reported, and Defendant is understating the risk of those investments.

[3]

See David Hollerith, Blue Owl shares fall as private debt manager caps major withdrawal requests, YAHOO FINANCE (Apr. 2, 2026), available at https://finance.yahoo.com/news/blue-owl-shares-fall-as-private-debt-manager-caps-major-withdrawal-requests-150008023.html.

[4]

See Allison Morrow, More investors flee Blue Owl funds as private credit fears deepen, CNN (Apr. 2, 2026), available at https://www.cnn.com/2026/04/02/business/blue-owl-private-credit-nightcap; Jack Pitcher and Matt Wirz, Private Credit’s Exposure to Ailing Software Industry is Bigger Than Advertised, THE WALL STREET JOURNAL (Mar. 29, 2026), available at https://www.wsj.com/finance/investing/private-credits-exposure-to-ailing-software-industry-is-bigger-than-advertised-d80da378.

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8. While market participants and the market (via trading prices on OBDC’s common stock) indicate that Defendant is overvaluing OBDC’s portfolio assets, Defendant is nevertheless collecting full advisory fees based on its overvaluation. While the aggregate amount of fees paid to Defendant by OBDC has increased by 47% over the last five years, from $282.4 million in 2021 to $414.4 million in 2025, the increased fees were not accompanied by a proportionate increase in the services it provided to OBDC or the cost of providing investment management services to OBDC.

9. The increase in fees paid by OBDC resulted in increased profits for Defendant at the expense of OBDC and its stockholders.

10. Plaintiff brings this action to (i) recover for OBDC the excessive and unlawful investment advisory fees extracted by Defendant in violation of its fiduciary duty under Section 36(b); and (ii) rescind the Investment Advisory Agreement pursuant to Section 47(b) of the ICA.

JURISDICTION AND VENUE

11. This is a derivative action brought by Plaintiff on behalf of OBDC pursuant to Section 36(b) of the ICA, 15 U.S.C. §§ 80a-35(b).

12. The Court has subject matter jurisdiction over these claims pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80(a)-44, and 28 U.S.C. § 1331.

13. Personal jurisdiction and venue are proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391(b), because Defendant is headquartered in this district, transacts business in this district, and because certain of the acts and transactions giving rise to the Plaintiff’s claims occurred in this district.

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14. No pre-suit demand on OBDC’s board of directors (the “Board”) is required, as the requirements of Fed. R. Civ. P. 23.1 do not apply to actions brought under Section 36(b) of the ICA.5

THE PARTIES

A.	Plaintiff

15. Plaintiff is a stockholder of OBDC and has continuously owned shares of OBDC since at least March 5, 2025.

B.	Defendant

16. Defendant is a limited liability company headquartered at 399 Park Avenue, New York, NY 10022 and registered with the SEC as an investment advisor under the Investment Advisers Act of 1940 (the “IAA”). Defendant is a wholly owned subsidiary of Blue Owl and part of the Blue Owl credit platform—a direct lending platform with approximately $157.8 billion of assets under management as of December 31, 2025. Defendant focuses on direct lending to middle market companies primarily in the United States across four investment strategies, including diversified lending, technology lending, first lien lending and opportunistic lending.

C.	Non-Party Blue Owl

17. Blue Owl is a publicly traded alternative investment asset management company headquartered at 399 Park Avenue, 37th Fl.., New York, NY 10022. Blue Owl common stock is listed on the New York Stock Exchange under the ticker “OWL.” As of December 31, 2025, Blue Owl had $307.4 billion AUM.

[5]	See Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 542 (1984).

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18. Blue Owl sponsors and controls multiple public and private BDCs in addition to OBDC. Each BDC holds predominantly illiquid private credit assets and pays advisory fees to one of Blue Owl’s affiliated advisers, including Defendant. Each BDC maintains its own board of directors and audit committee, which are responsible for overseeing the adviser’s fees, valuation process, fair value determination and related governance function.

19. Blue Owl has three major product platforms: (i) Credit, which includes direct lending, alternative credit, investment grade credit and liquid credit; (ii) Real Assets, which includes primarily net lease, real estate and digital infrastructure investment strategies; and (iii) GP Strategic Capital, which primarily focuses on acquiring equity stakes in, and providing debt financing to, large private equity and private credit firms.

20. Blue Owl offers a number of products, including private funds, “Regulated Products” and Real Asset products. Blue Owl’s Regulated Products include BDCs that it manages, including OBDC, Blue Owl Capital Corporation II (“OBDC II”), Blue Owl Technology Finance Corp. (NYSE: OTF), Blue Owl Credit Income Corp. (“OCIC”), Blue Owl Technology Income Corp. (“OTIC”), Blue Owl Capital Corporation III, and, until March 24, 2025, Blue Owl Technology Finance Corp. II.

D.	Non-Party OBDC

21. OBDC, formerly known as Owl Rock Capital, is a Maryland corporation headquartered at 399 Park Avenue, 37th Fl., New York, NY 10022. OBDC closed its initial public offering on July 22, 2019 and its common stock began trading on the NYSE on July 18, 2019. Since July 6, 2023, OBDC’s common stock trades on the NYSE under the symbol “OBDC.” Although OBDC is a publicly traded corporation, it has elected to be regulated as a BDC under the ICA.

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THE ICA’S STATUTORY AUTHORITY AND FRAMEWORK

22. An investment fund pools capital from investors in order to pursue a common investment strategy. Investment funds are managed by professional asset managers who are paid a fee, plus expenses, by investors. Before the ICA, this separation of the ownership of the investment funds from the control over the funds led to substantial conflicts of interest. In an effort to mitigate conflicts of interest and protect the public from abuses in the investment fund industry, the ICA was enacted along with the IAA.

23. The ICA regulates the structure and operations of investment funds. The ICA seeks to protect the public primarily by requiring full disclosure of financial conditions and investment policies, and restricts risky practices like excessive leverage. The ICA details rules and regulations that investment companies must follow when offering and maintaining investment product securities, and imposes registration requirements, mandatory disclosure requirements, balance sheet constraints and fund governance rules.

24. With respect to governance, the ICA requires that at least 40% of the investment company’s directors be unaffiliated with its adviser, sponsor or other key affiliates. The ICA also limits transaction between funds and affiliated parties, and imposes fiduciary duties on officers, directors and investment advisers.

25. Section 36(b), 15 U.S.C. § 801-25(b), was added to the ICA in 1970 after the SEC determined in the 1960s that investment advisers were still charging investment funds excessive fees that were “substantially higher” than rates they charged other clients.6

[6]	See A Study of Mutual Funds Prepared for the Securities and Exchange Commission by the Wharton School of Finance and Commerce, H.R. Rep. No. 2274, p. 296 (1962).

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26. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services, specifically providing that:

[T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser … who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

27. Under the ICA, “scrutiny of investment adviser compensation by a fully informed mutual fund board … and shareholder suits under § 36(b) are mutually reinforcing but independent mechanisms for controlling adviser conflicts of interest.”7

28. The test for determining whether fee compensation ‘aid to an investment adviser is “essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm’s length in the light of all of the surrounding circumstances.”8

29. If an adviser charges a fee that is “so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm’s length bargaining,” the advisor has violated Section 36(b).9

30. To make this determination, courts consider the following non-exclusive factors set forth in Gartenberg:10

(1)	the nature and quality of services being paid for by the fund and its investors;

[7]	Jones v. Harris Assocs. L.P., 559 U.S. 335, 336 (2010) (citations omitted).
[8]	Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923, 928 (2nd Cir. 1982).
[9]	Jones, 559 U.S. at 344 (citing Gartenberg, 694 F.2d at 929).
[10]	Gartenberg, 694 F.2d at 927, 930.

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(2)	whether the trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;

(3)	what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;

(4)	whether savings from economies of scale were passed to the funds and their investors or kept by the investment adviser; and

(5)	the costs of providing investment management services and the profitability of providing those services to the funds.

31. There is no requirement to make a conclusive showing as to each Gartenberg factor and the factors are non-exclusive. The court should consider “all relevant circumstances” where other factors merit consideration when considering whether the fees charged by an adviser violated Section 36(b).11

32. In addition, as a safeguard for investors against fund agreements that violate the ICA, ICA Section 47(b) makes contracts made in violation of the ICA unenforceable and allows rescission of a contract that violates a provision of the ICA as follows:

(1)

A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party … unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this subchapter.

(2)

To the extent that a contract described in paragraph (1) has been performed, a court may not deny rescission at the instance of any party unless such court finds that under the circumstances the denial of rescission would produce a more equitable result than its grant and would not be inconsistent with the purposes of this subchapter.

15 U.S.C.A. § 80a-46.

33. Thus, if the Investment Advisory Agreement violates Section 36(b), then it is subject to rescission under Section 47(b).

[11]	Jones, 559 U.S. at 347.

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OBDC’S ORGANIZATION AND OPERATIONS

A.	Background of OBDC

34. OBDC is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the ICA.

35. “BDCs were established by Congress in 1980 as part of the Small Business Development Act, which primarily sought to encourage the flow of capital to small and middle market companies … at a time when bank balance sheets were strained.”12 BDCs typically serve as a “vehicle for investors to participate in direct lending to middle market companies.”13 The vast majority of BDCs were created in the last 15 years as the direct lending market scaled and matured.

36. “BDCs earn money primarily through the interest payments they receive for the capital they lend.”14 “They also collect income from origination and prepayment fees and other lending-related charges.”15 In some instances, BDCs take equity stakes in their portfolio companies and can realize capital gains. As of March 2025, BDC assets under management exceeded $475 billion.16

37. OBDC has also elected to be treated as a regulated investment company (“RIC”) for U.S. Federal income tax purposes. RICs can pass income through to investors, avoiding double taxation where both the RIC and the investors pay tax on the same income. The pass-through income allowable by RICs means the Fund avoids paying corporate income taxes on profits passed on to its stockholders. The only imposed income tax is on individual stockholders.

[12]	The Basics of BDCs, HPS INVESTMENT PARTNERS (Nov. 24, 2025), available at https://d1io3yog0oux5.cloudfront.net/_0299df454c749dd6f731c180d3637cab/hlend/db/2175/46305/file/ HPS+Basics+of+BDCs.pdf.
[13]	Id.
[14]	See Jonathan Kandell, Its Not Business as Usual for BDCs, INSTITUTIONAL INVESTOR (July 23, 2025), available at https://www.institutionalinvestor.com/article/its-not-business-usual-bdcs.
[15]	Id.
[16]	The Basics of BDCs, HPS INVESTMENT PARTNERS (Nov. 24, 2025), available at https://d1io3yog0oux5.cloudfront.net/_0299df454c749dd6f731c180d3637cab/hlend/db/2175/46305/file/ HPS+Basics+of+BDCs.pdf.

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38. Investment companies must meet certain obligations and criteria in order to qualify as a RIC. A RIC must earn at least 90% of its income from capital gains, interest, or dividends from investments. It must also distribute a minimum of 90% of its net investment income in the form of interest, dividends, or capital gains to its stockholders. Additionally, at least 50% of the Fund’s assets must be in cash, cash equivalents, or securities.

39. OBDC’s investment strategy focuses on primarily originating and making loans to, and making debt and equity investments in, U.S. middle-market companies, with a focus on originated transactions sourced through the networks of Defendant. OBDC’s investment strategy has not changed during the relevant period.

40. OBDC’s portfolio investments consist primarily of first lien debt instruments, but also includes investments in second-lien debt, unsecured debt, special financing debt investments, joint ventures, common and preferred equity investments, and specialty financing equity investments.

41. As of December 31, 2025, OBDC had investments in 234 portfolio companies, with an average investment size in each of our portfolio companies of approximately $70.4 million based on fair value.

42. OBDC is overseen by a Board consisting of six directors, five of whom are claimed to be “independent” directors. The Board has established a Nominating and Corporate Governance Committee, a Compensation Committee, an Audit Committee, and a Co-Investment Committee. The Chairman of the Board, currently Edward D’Alelio, acts as a liaison with Defendant.

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43. Like many other investment funds, OBDC does not have employees or facilities of its own. OBDC’s operations are conducted by related-party service providers pursuant to contracts with the Fund.

44. The Board is responsible for selecting and monitoring OBDC’s service providers, including its investment advisor, and approving all agreements with service providers, among other things.

45. The same exact directors on the OBDC Board oversee six other funds managed by Defendant and/or its affiliates.

B.	OBDC’s Recent Performance

46. On January 13, 2025, OBDC acquired Blue Owl Capital Corporation II (“OBDE”) in a related party transaction, making OBDC the second largest externally managed publicly traded BDC by total assets.

47. On November 5, 2025, OBDC announced a proposed merger with another related party private affiliate, Blue Owl Capital Corp II (“OBDC II”). The stated purpose of the proposed merger was to (i) improve liquidity for private investors in OBDC II by moving them into the publicly traded OBDC; and (ii) address increasing redemption pressure on OBDC II, which had faced substantial withdrawal requests from its investors. However, while the deal was structured as a NAV for NAV exchange and the loans in the two funds’ portfolios were nearly identical with many of the same assets marked at the same valuations, OBDC’s public shares at the time were trading at discount to NAV. Private investors in OBDC II, who hold shares at full NAV, objected to being merged into a public investment that immediately valued their holdings at a discount.17

[17]

See Matt Wirz and Heather Gillers, The Private-Credit Party Turns Ugly for Individual Investors, WALL STREET JOURNAL (Dec. 21, 2025), available at https://www.wsj.com/finance/investing/the-private-credit-party-turns-ugly-for-individual-investors-287356f9.

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48. That OBDC’s shares were trading at a discount to NAV indicated that the assets in the Company’s portfolio were overvalued according to the market. Following the announcement of the proposed merger, shares of OBDC dropped steeply, from approximately $15 per share to as low as $11.70 per share, which created an even further discount to NAV. On November 19, 2025, OBDC terminated the proposed merger.

49. On November 5, 2025, OBDC concurrently announced that the Board approved a $200 million stock repurchase program, for which purchases may be made at management’s discretion from time to time in open market transactions. As of December 31, 2025, the Fund repurchased approximately $148 million of OBCD common stock at 86% of price-to-book value, accretive to NAV per share in the fourth quarter of 2025.

50. On February 18, 2026, OBDC issued its financial results for its fourth quarter and year ended December 31, 2025. OBDC reported fourth quarter 2025 adjusted earnings per share (“EPS”) of 36 cents, which beat analysts’ estimates. However, total expenses increased 20.5% year over year in the fourth quarter due to higher interest expenses and management fees. OBDC reported an adjusted net increase in net assets resulting from operations of $119.1 million, which decreased 23.1% year over year. The Fund reported increased debt of nearly $2 billion over the prior year. And while the Fund reported increased EPS for the quarter, its full-year EPS fell 19% from the prior year.

51. On February 18, 2026, OBDC announced in connection with the release of its financial results for its fourth quarter and year ended December 31, 2025, that OBDC and certain other Blue Owl BDCs entered into agreements to sell $1.4 billion of investments to institutional investors, including $400 million of investments from OBDC. Blue Owl stated that the proceeds of the asset sale will be used to pay down OBDC’s debt.18

[18]

Esteban Duarte, et al., Blue Owl Tells Investors Its Loan Sale Had No Hidden Incentives, BLOOMBERG LAW (Mar. 12, 2026), available at https://news.bloomberglaw.com/mergers-and-acquisitions/blue-owl-tells-investors-its-loan-sale-had-no-hidden-incentives .

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52. Having already repurchased approximately $148 million of OBDC common stock during the fourth quarter, OBDC also announced on February 18, 2026 that the Board approved a new repurchase program of up to $300 million of the Fund’s common stock, replacing the prior $200 million authorization. OBDC’s stock repurchases at a 14% discount of price-to-book value were a strategic effort by the Fund to prop up its NAV, as OBDC stock was trading at a more than 20% discount to NAV per share since at least November 2025.

53. Since 2021 through 2025, OBDC’s portfolio assets increased approximately 30%, from $13.3 billion to $17.2 billion.

54. Following the proposed and abandoned November 2025 merger between OBDC and OBDC II, investors in Blue Owl’s affiliated private BDCs began a flood of redemption requests to withdraw their investments. OBDC II investor withdrawals was originally linked to valuation, as investors worried Blue Owl’s loans were not worth what it said, partly because a large portion of OBDC II’s lending was to software companies and OBDC’s nearly identical portfolio was trading at a big discount to NAV.19 OBDC II saw surges in withdrawal requests above the fund’s preset 5% per quarter limit, and by late-February 2026, Blue Owl announced it was permanently halting redemptions from OBDC II and began liquidating certain assets to raise cash.20 By April 2, 2026, two of Blue Owl private credit vehicles—OCIC and OTIC—were facing $5.4 billion in redemption requests, and Blue Owl announced that each fund was limiting outflows to 5% of its value.21 Blue Owl itself has lost 40% of its market value this year, alone.

[19]	Blue Owl is spoiling private credit’s sales pitch, FINANCIAL TIMES (Feb. 23, 2026), available at https://www.ft.com/content/4205de3f-9bb2-4d8f-8fb0-265158de6ed2.
[20]	See Black and Blue Owl, FINANCIAL TIMES (Feb. 26, 2026), available at https://www.ft.com/content/4f57094c-6255-431b-a711-8112e49725bb.
[21]

See Alex Nicoll, Blue Owl is facing $5.4 billion in redemption requests. Here are 6 things to know about the private credit firm, BUSINESS INSIDER (Apr. 2, 2026), available at https://www.businessinsider.com/blue-owl-private-credit-firm-redemptions-2026-4 .

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DEFENDANT IS OBDC’S INVESTMENT ADVISER,

ADMINISTRATOR, AND VALUATION DESIGNEE

55. Defendant serves as the investment adviser, and manages the day-to-day operations of, OBDC pursuant to the terms of the Investment Advisory Agreement. Defendant’s services under the Investment Advisory Agreement are not exclusive, and Defendant is free to provide similar advisory services to other entities.

56. Defendant is responsible for managing the Fund’s portfolio of securities, including researching potential investments, sourcing investment opportunities, structuring investments and deciding which securities are purchased by or sold by the portfolio on an ongoing basis through a team of investment professionals.

57. Defendant is also the valuation designee (the “Valuation Designee”) of OBDC’s portfolio investments pursuant to SEC Rule 2a-5 under the ICA.

58. SEC Rule 2a-5 establishes a framework for how BDCs determine the fair value of their investments. It requires investment companies to assess valuation risks, set fair value methodologies and allows boards to designate the investment adviser for valuation, subject to board oversight.

59. The OBDC Board, primarily through the Audit Committee, is charged with overseeing Defendant’s valuation process. As part of its oversight function, the Audit Committee is to report to the Board on any valuation matters requiring the Board’s attention. Under Rule 2a-5, the Board retains ultimate responsibility for fair valuation determinations.

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60. OBDC’s portfolio comprises so called “Level 3 assets,” meaning debt and equity securities that are not publicly traded or whose market prices are not readily available, so the fair value of those assets come from models controlled by Defendant.

61. OBDC values its investments quarterly at fair value as determined by Defendant, based on, among other things, input of the Fund’s Audit Committee and any third-party valuation firm(s) engaged at the direction of Defendant.

62. As the Valuation Designee, Defendant provides the Audit Committee a summary description of material fair value matters that occurred in the prior quarter and written assessment of the adequacy and effectiveness of its fair value process.

63. The determination of fair value of the portfolio investments is subjective, in part, and Defendant has a conflict of interest in determining fair value. Specifically, Defendant determines the fair value of illiquid private credit instruments—assets lacking observable market quotations—using internal models, discounted cash flow assumptions, sponsor projections and other Level 3 inputs. Then, the advisory compensation is calculated in part by reference to asset values and NAV. As a result: (i) higher valuations on OBDC’s portfolio assets increase advisory fees; (ii) those fees are paid out of OBDC’s assets; and (iii) economically, OBDC’s stockholders bear the cost dollar-for-dollar through reduced equity.

64. In other words, the same affiliated entity that determines NAV also directly benefits from higher NAV. This alignment creates an inherent incentive for Defendant to inflate, stabilize, or delay markdowns of portfolio valuations, particularly during periods of credit spread widening or liquidity stress.

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65. Defendant serves the additional role as OBDC’s Administrator pursuant to an administration agreement between Defendant and OBDC (the “Administration Agreement”). Pursuant to the terms of the Administration Agreement, Defendant performs, or oversees, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to stockholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others, which could include employees of the Defendant or its affiliates. OBDC reimburses Defendant for services performed under the Administration Agreement.

THE ADVISORY COMPENSATION STRUCTURE

66. All investment professionals are provided by and paid for by Defendant, and OBDC pays its allocable portion of the compensation paid by Defendant to OBDC’s Chief Compliance Officer and Chief Financial Officer and their respective staffs based on a percentage of time those individuals devote to OBDC, which is estimated.

67. OBDC bears all other costs and expenses of its operations, administration and transactions, including (i) investment advisory fees, including management fees and incentive fees, to Defendant pursuant to the Investment Advisory Agreement; (ii) its allocable portion of overhead and other expenses incurred by Defendant in performing its administrative obligations under the Administration Agreement; and (iii) all other costs and expenses of its operations and transactions.

68. The fees OBDC pays Defendant for its advisory services are governed by the Investment Advisory Agreement.

69. The Investment Advisory Agreement is to be approved annually by a majority of the OBDC Board or by holders of a majority of OBDC’s outstanding voting securities, as well as a majority of the independent directors. On May 5, 2025, the Board approved the current Investment Advisory Agreement and determined that the investment advisor fee rates for Defendant were reasonable in relation to the services provided.

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70. Pursuant to the Investment Advisory Agreement, OBDC pays Defendant fees for its investment advisory services consisting of two components: a management fee and an incentive fee.

A.	Management Fee

71. Defendant is paid a base management fee of 1.5% of OBDC’s gross assets, including assets purchased with leverage, as opposed to net assets. The fee is paid quarterly in arrears.

72. As OBDC’s Valuation Designee, Defendant determines the fair value of the Fund’s portfolio assets.

B.	Incentive Fee

73. The incentive fee OBDC pays to Defendant is comprised of two components: income and capital gains.

74. The portion of the incentive fee based on income is determined and paid quarterly in arrears and equals 100% of the pre-incentive fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until Defendant has received 17.5% of the total pre-incentive fee net investment income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-incentive fee net investment income for that calendar quarter.

75. The 100% “catch-up” provision for pre-incentive fee net investment income in excess of the 1.5% “hurdle rate” is intended to provide Defendant with an incentive fee of 17.5% on all pre-incentive fee net investment income when that amount equals 1.82% in a calendar quarter (7.27% annualized), which is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, 17.5% of any pre-incentive fee net investment income in excess of 1.82% in any calendar quarter is payable to Defendant.

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76. Pre-incentive fee net investment income means dividends, interest and fee income accrued by the Fund during the calendar quarter, minus operating expenses for the calendar quarter. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind interest (“PIK”) and zero-coupon securities), accrued income that OBDC may not have received in cash. PIK interest is a financing arrangement where borrowers pay interest by increasing the loan’s principal balance rather than using cash, allowing companies to conserve cash by deferring interest payments until loan maturity, which compounds the debt. This means that if the Fund invests in debt instruments that include a PIK interest, OBDC is receiving additional equity or debt rather than cash.

77. A PIK arrangement, particularly when used by struggling companies (which OBDC often invests in), gives rise to heightened default risk, which means that when OBDC invests in debt instruments carrying a PIK interest, it risks not realizing that cash/income if the underlying borrower defaults on its debt obligation. And while Defendant’s advisory fees are based on OBDC’s gross assets, which includes PIK interest, if OBDC ultimately does not collect that corresponding cash amount, Defendant is not obligated to return the incentive fee it receives on PIK interest that is later determined to be uncollectible in cash. In other words, when companies facing distress often choose (or are forced) to pay interest owed as PIK interest instead of cash, the incentive fee paid to Defendant by OBDC in cash includes the value of the PIK interest even if the investment fails and OBDC is unable to collect cash payment on the instrument.

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78. The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 17.5% of cumulative realized capital gains from the end of the immediately preceding calendar quarter commencing with the first calendar quarter following July 18, 2019 to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation.

C.	The Magnitude of Advisory Fees Paid by OBDC

79. To the extent Section 36(b) provides a damages limitation “start date” (but no corresponding end date), damages are limited to only those excessive fees charged during the period beginning one year prior to the complaint filing (but extending through the pendency of the action).

80. On February 18, 2026, OBDC reported its advisory fees for the year ended December 31, 2025.22

81. The aggregate amount of fees OBDC paid to Defendant has increased by 47% over the last five years, from $282,440,000 in 2021 to $414,400,000 in 2025.

82. The table below sets forth the investment management fees and incentive fees that OBDC paid to Defendant over the past five years:

	2021	2022	2023	2024	2025
Management Fees	$178.5 million	$188.8 million	$191.6 million	$193.6 million	$252.0 million
Incentive Fees	$104.0 million	$118.1 million	$159.9 million	$157.2 million	$162.4 million
Total Fees	$282.5 million	$236.9 million	$351.5 million	$350.8 million	$414.4 million

[22]	See Blue Owl Capital Corporation, Form 10-K (filed on Feb. 18, 2026), at F-76, available at https://www.sec.gov/Archives/edgar/data/1655888/000165588826000010/obdc-20251231.htm.

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DEFENDANT EXTRACTED EXCESSIVE FEES FROM OBDC

A.	Defendant’s Compensation Structure Generates Excessive Fees

83. The Investment Advisory Agreement includes an advisory fee structure that facilitates excessive fees to Defendant. Specifically, Defendant’s management fee is based on OBDC’s gross assets, which is problematic for several reasons.

84. First, OBDC’s assets are so-called “Level 3 assets,” meaning debt and equity securities that are not publicly traded or whose market prices are not readily available. This means that the value of those assets is determined by, and come from models controlled by, Defendant, and then Defendant’s fee is based on those self-interested fair value determinations.

85. Second, PIK interest is included in OBDC’s gross assets, and because PIK interest increases OBDC’s future investment income (because OBDC is receiving PIK interest instead of cash), it increases gross assets and thus correspondingly increases Defendant’s management fee.

86. Third, Defendant’s incentive fee is based on a percentage of pre-incentive fee net investment income (“NII”), which includes—in the case of investments with a deferred interest feature (such as a PIK interest)—accrued income that OBDC may not have received in cash. Thus, in instances where Defendant has received an incentive fee based on deferred income that is ultimately uncollected by OBDC, the Investment Advisory Agreement fee structure does not include a clawback provision that would require Defendant to return to the Fund the incentive fees Defendant received based on that unrealized interest income.

87. These three features of Defendant’s compensation framework not only result it excessive advisory fees, but also fail to address inherent conflicts of interest associated with Defendant’s management services and compensation.

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1.	Defendant Controls and Determines the Fair Value of OBDC’s Portfolio Investments and Higher Valuations of those Assets Results in Higher Fees to Defendant

88. As OBDC’s Valuation Designee, Defendant’s valuation practices suffer from inherent conflicts of interest because Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees (amounting to $252 million in 2025) and incentive fees ($162 million), including fees on non-cash PIK income.

89. As detailed below, an analysis of Defendant’s valuation practices shows that Defendant systematically maintained value marks of OBDC’s portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the evolving risk profile of the Fund’s portfolio.

90. When an investment fund’s NAV is lower than its share price, even accounting for fees, it is trading at a premium, which can suggest overvaluation of the underlying assets. Since at least November 2025, OBDC’s share price has persistently traded at a 20% or more discount to NAV.23 Yet, Defendant has collected management fees on assets that the market has priced at materially lower levels, thereby resulting in excessive management fees to Defendant.

91. Defendant’s fair value determinations of OBDC’s portfolio assets have also been specifically criticized by market participants. In March 2026, Glendon Capital Management, an investment firm with $5 billion AUM, criticized Defendant’s valuation of loans in OBDC’s portfolio, noting that the higher marks on those loans at the end of 2025 compared with current public trading prices of debts tied to the very same companies, gave it “concerns about the true valuation” of OBDC’s portfolio.24

[23]

See Brian Moriarty and Jack Shannon, Blue Owl’s Misfire Offers a Lesson in Semiliquid Fund Risks, MORNINGSTAR (Nov. 21, 2025), available at https://www.morningstar.com/alternative-investments/blue-owls-misfire-offers-lesson-semiliquid-fund-risks; Blue Owl Capital Corporation: A Questionable Discount to NAV, SEEKING ALPHA (Mar. 18, 2026), available at https://seekingalpha.com/article/4883827-blue-owl-capital-corporation-a-questionable-discount-to-nav .

[24]

See Sujeet Indap and Antoine Gara, Investment fund questions in Blue Owl’s private credit portfolio, FINANCIAL TIMES (Mar. 12, 2026), available at https://www.ft.com/content/d0014b3a-94bf-4f78-8f47-64fca522e373.

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92. Among other examples, Defendant assigned values to riskier junior loans at multiple companies in OBDC’s portfolio that were meaningfully above the recent public trading prices of safer, more senior debts issued by those same companies.25 The junior tranches of debt in OBDC’s portfolio are rarely valued higher than senior ones because they have lower recovery priority in the event of a bankruptcy or restructuring.26 In one example, OBDC marked $235 million in junior preferred stock and second-lien debt it held in human resources software company Cornerstone OnDemand, Inc. at about 90 cents on the dollar at the end of 2025, but that company’s most senior tranche of debt recently traded at just 78 cents on the dollar, a price broadly considered a sign of distress.27 This gap in valuation as manipulated by Defendant does not diminish that OBDC will be forced to write down the value of its junior Cornerstone securities holdings.28 Glendon pointed to similar disconnects in OBDC’s loans to KKR-owned cyber security group Barracuda, Peraton Corp. and Conair Holdings, among others.29

93. Market participants and the market (via trading prices on OBDC’s common stock) indicate that Defendant is overvaluing OBDC’s portfolio assets. Nevertheless, Defendant collects full advisory fees based on its overvaluation. As detailed below, lower marks on the portfolio assets would reduce Defendant’s annual fees by as much as $52 million.

[25]	See id.
[26]	Id.
[27]	Id.
[28]	Id.
[29]	Id.

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2.	Defendant Benefits from PIK Interest in OBDC’s Portfolio Because it Increases the Gross Assets on Which Defendant’s Management Fee is Based

94. Prior to the second quarter of 2024, OBDC did not report any PIK interest in its portfolio. Beginning in Q2 2024, however, PIK interest represented a growing portion of the Fund’s reported investment income. By 2025, OBDC reported $127 million of PIK income, representing a meaningful portion of total investment income. The timing of this shift, occurring after a sustained period of rising interest rates and increasing credit stress, indicates that these PIK positions were not newly originated investments, but rather the result of restructurings or amendments to existing loans where borrowers were unable to meet cash interest obligations. In such circumstances, the conversion of cash-pay obligations into PIK structures reflects underlying borrower distress and a deterioration in credit quality, rather than the creation of new performing assets.

95. Ratings agency Fitch Ratings has reported on OBDC’s elevated PIK income, noting that OBDC has an above-average exposure to PIK income and that Fitch would view the Fund’s ability to reduce PIK and/or demonstrate strong collections of accrued PIK in cash negatively.30 Yet, OBDC’s PIK income increased in 2025 over the prior year.

96. PIK interests increase OBDC’s future investment income, which increases its gross assets, and as a result increases Defendant’s management fee. Yet, PIK instruments carry an increased credit risk and may become uncollectible by the Fund. And even though some of the PIK interest may be uncollected by the Fund, Defendant’s management fee is nevertheless calculated on OBDC’s gross assets, which include PIK interest.

[30]

See Fitch Affirms Blue Owl Capital Corporation’s IDR at BBB; Outlook Stable, FITCH RATINGS (Apr. 14, 2025), available at https://www.fitchratings.com/research/corporate-finance/fitch-affirms-blue-owl-capital-corporation-idr-at-bbb-outlook-stable-
14-04-2025#:~:text=Factors%20that%20Could%2C%20Individually%20or%20Collectively%2C%20Lead%20t o%20Positive%
20Rating,risk%20profile%20of%20the%20portfolio.

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97. Approximately $26 million of the management fee in 2025 was attributable to PIK income, which was excessive to the extent that income was uncollected by OBDC and thus overstated.

3.	Defendant Benefits from Increased Incentive Fees from PIK Interest Even When OBDC is Harmed from Unrealized Investment Income

98. Defendant’s incentive fee includes a component based on 17.5% of NII above a 1.5% quarterly hurdle (~6% annualized). PIK income flows into NII despite generating zero cash, thereby directly increasing the income-based incentive fee. At the same time, accrued PIK interest is capitalized in the value of portfolio investments and included in the Fund’s gross assets, which form the basis for the management fee, thereby increasing that fee as well. In addition, by increasing reported asset values and delaying the recognition of unrealized depreciation and realized losses, PIK income increases the magnitude of capital gains incentive fees, which are calculated net of such losses and depreciation. Accordingly, a single PIK dollar benefits Defendant across all three components of its compensation.

99. Defendant’s incentive fees are also paid on income that remains contingent on the borrower’s future ability to refinance or repay the underlying obligation, and the fee structure set forth in the Investment Advisory Agreement does not require repayment of incentive fees previously paid on income that ultimately proves uncollectible by the Fund.

100. Defendant thus receives excessive incentive fees when the Fund does not ultimately realize that interest income.

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B.	The Gartenberg Factors

101. The amount of advisory fees that Defendant extracted and retained from OBDC is so disproportionately large that it bears no reasonable relationship to the services rendered in exchange for that fee, and could not have been negotiated through arms-length bargaining, as demonstrated by applying the Gartenberg factors.

1.	Gartenberg Factor 1: Nature and Quality of the Services Rendered

102. OBDC primarily invests in private credit assets, many of which are Level 3 and require active monitoring and valuation.

103. Defendant has systematically maintained fair value marks for OBDC’s portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the changing risk profile of its portfolio—particularly its PIK securities positions.

104. Defendant’s improper valuation is incentivized by the inherent structural conflicts of interest in which Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees and incentive fees (totaling $414 million in 2025, alone), which include fees that are based, in part, on non-cash PIK income or other deferred income that Defendant is not obligated to return fees on even if the asset is later determined to be uncollectible by the Fund.

105. Had Defendant assigned accurate (lower) marks to OBDC’s portfolio assets, that would directly reduce is advisory fees.

2.	Gartenberg Factor 2: Profitability to the Adviser

106. While information concerning Defendant’s profitability in providing services to OBDC is not information that is publicly available, there are indications that Defendant’s profits are substantially higher than average, and therefore the advisory services Defendant provides to OBDC is highly profitable to Defendant.

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107. Public filings of Blue Owl, Defendant’s parent company, include meaningful data on Blue Owl’s fee-related earnings (“FRE”) margins. Given that Defendant is Blue Owl’s subsidiary entity receiving fees from Blue Owl’s BDCs and operates within the same broad platform, similar economics and margins would apply to Defendant.31

108. Blue Owl’s FRE margins were 59.4% in 2024 and 58.3% in 2025.

109. According to two 2025 studies on advisory firm profitability, registered investment advisory firms typically average profit margins ranging from 25% up to 40%.32

110. Accordingly, Defendant’s estimated profit margins of more than 58% in 2025 demonstrate that Defendant’s advisory services to OBDC is excessively profitable, with a profit margin well above average. This factor demonstrates Defendant’s fees are excessive.

111. Furthermore, additional publicly available information demonstrates that Defendant’s advisory fees are excessive. According to Blue Owl’s regulatory filings, Defendant manages a total of 29 accounts, with a combined total of $57.1 billion AUM.33

[31]

Blue Owl’s annual report states that it manages OBDC as BDC. See Blue Owl Capital, Inc., Form 10-K for the fiscal year ended Dec. 31, 2025, (filed on Feb. 19, 2026) at 3, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823945/000182394526000009/owl-20251231.htm.

[32]

See Philip Palaveev, Too Much of A Good Thing?, FINANCIAL ADVISOR (Sept. 1, 2024), available at https://www.fa-mag.com/news/too-much-of-a-good-thing-ria-profits-79221.html#:~:text=Amazing%20Profits,Amazing%20Productivity; see also Steve Randall, Advisory firms hit record profits, but growth slips into “prosperous stagnation,” INVESTMENT NEWS (Aug. 8, 2025), available at https://www.investmentnews.com/practice-management/advisory-firms-hit-record-profits-but-growth-slips-into-prosperous-stagnation/261640

[33]

See Blue Owl Credit Advisors LLC, Form ADV (filed on Dec. 22, 2025), available at https://files.adviserinfo.sec.gov/IAPD/content/viewform/adv/Sections/iapd_AdvDisciplinary1ASection.as px?ORG_PK=282575&FLNG_PK=0230A76C000801ED02631D5200350B85056C8CC0#.

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112. OBDC alone paid Defendant advisory fees totaling $414.4 million in 2025, based on OBDC’s total reported assets of $17.2 billion. Considering that Defendant manages an additional $40 billion in assets for other Blue Owl-affiliated entities, and assuming a similar fee structure that Defendant has with OBDC, it estimated that Defendant receives additional advisory fees of approximately $960 million per year, and together with fees paid by OBDC, a total of $1.37 billion in advisory fees in 2025.34

113. Defendant provides advisory services exclusively to Blue Owl-affiliated entities and manages portfolios with overlapping investments, including through co-investment arrangements across affiliated funds.35 This structure allows Defendant to originate, diligence, and monitor substantially similar investments across multiple vehicles simultaneously, reducing marginal costs while generating multiple streams of fee revenue tied to the same or similar underlying assets. Moreover, as discussed above, Defendant incurs limited marginal costs as assets scale.

114. Accordingly, Defendant’s receipt of such substantial fee revenues, while managing overlapping Blue Owl portfolios with shared infrastructure and limited incremental costs, is excessive in relation to the services Defendant provides.

[34]

Defendant’s $414.4 million fee from OBDC represents 2.41% of OBDC’s total assets. Defendant’s reported AUM in 2025 ($57.1 billion) less OBDC’s $17.2 billion, amounts to $39.9 billion. Applying that same 2.41% of AUM fee amount paid by OBDC to Defendant, to $39.9 AUM, results in $960 million.

[35]

See Blue Owl Capital Corporation, Form 10-K for the year ended December 31, 2025, at F-77 (filed on Feb. 18, 2026), available at https://www.sec.gov/Archives/edgar/data/1655888/000165588826000010/obdc-20251231.htm (“there could be significant overlap in the Company’s investment portfolio and the investment portfolios of the BDCs, interval fund, private funds and separately managed accounts managed by the Blue Owl Credit Advisers [] and/or other funds managed by the Adviser or its affiliates that avail themselves of the Order”).

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3.	Gartenberg Factor 3: Fall-Out Benefits to the Adviser

115. OBDC’s captive relationship with Defendant gives rise to fall-out benefits that accrue to Defendant that would not accrue but for the captive relationship.

116. For example, as the direct result of Defendant serving as OBDC’s investment adviser, Defendant was engaged to provide other services to OBDC, pursuant to separate service contracts, and receives substantial fees for providing such other services.

117. Defendant was also appointed as OBDC’s Administrator and receives additional compensation pursuant to its Administration Agreement, for providing OBDC with administrative services.

118. Pursuant to the Administration Agreement, OBDC paid Defendant for its administrative services as follows:

2023 Admin Fees	2024 Admin Fees	2025 Admin Fees
$8.1 million	$9 million	$8.3 million

119. Defendant operates OBDC as part of a broader Blue Owl platform managing multiple affiliated BDCs and private funds with overlapping investment strategies and portfolios. As a result, Defendant is able to leverage shared personnel, infrastructure, and investment sourcing capabilities across multiple vehicles, reducing its marginal costs while generating additional revenue streams tied to each affiliated fund.

120. Defendant also benefits from co-investment arrangements and overlapping portfolio positions across Blue Owl-affiliated vehicles, through which it earns fees on substantially similar or identical investments across multiple funds, further increasing the economic benefits derived from its relationship with OBDC.

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121. These fall-out benefits, including direct administrative fees, expense reimbursements, shared platform efficiencies, and affiliated investment opportunities, materially increase the economic value of the advisory relationship to Defendant beyond the excessive advisory fees themselves.

4.	Gartenberg Factor 4: Economies of Scale are Not Shared with Investors

122. Economies of scale in the provision of advisory services arise from the fact that as AUM increases, the marginal cost of providing advisory services for the assets decreases.

123. The legislative history of Section 36(b) recognizes that an investment adviser’s failure to pass on economies of scale to the fund is a principal cause of excessive fees:

It is noted . . . that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.36

124. From 2021 to 2025, OBDC’s portfolio assets increased by 35%, from $12.7 billion to $17.2 billion.

125. The work required to operate a mutual fund or BDC does not increase proportionately with the assets under management. The economics of investment advisory services are widely understood to exhibit a downward-sloping average cost curve, in which the marginal cost of managing additional assets declines as assets increase, resulting in lower per-unit costs at scale. While initial and fixed operating costs for provision of investment advisory services are substantial (e.g., salaries for research, trading, and portfolio management personnel sufficient to manage an entire portfolio; office space; procurement of systems and information necessary to conduct research and manage the portfolio), the variable costs associated with managing additional AUM are generally much smaller on a relative basis and do not increase proportionately with asset growth.

[36]	See S. Rep. No. 91–184, 1970 U.S.C.C.A.N. 4897, 4901-02.

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126. Moreover, OBDC’s investment goal, principal investment strategies and investment process all remained the same since OBDC became a public company.

127. Consequently, notwithstanding the growth in OBDC’s portfolio assets and Defendant’s advisory fees, the work facing Defendant has stayed fundamentally constant: it faces the same universe of possible investment securities, to which it applies the same techniques and strategies in pursuit of the same ends.

128. Moreover, the fee structure set forth in the Investment Advisory Agreement, the terms of which have largely remained unchanged since 2021, appears to be flat.

129. The Investment Advisory Agreement does not include any meaningful breakpoints to reduce the Fund’s fee rate as OBDC’s portfolio asset base increases to ensure that the benefits of economies of scale would accrue to investors.

130. Because advisory fees are based upon the Fund’s gross assets, portfolio asset increases necessarily increases the advisory fees. As a result of the Fund’s increase in portfolio assets, the investment advisory fees paid by OBDC to Defendant has also increased.

131. The aggregate amount of fees paid by OBDC to Defendant has increased by 47% over the last five years, from $282.4 million in 2021 to $414.4 million in 2025.

132. The increase in advisory fees is not in line with the increase in OBDC’s portfolio assets. While OBDC’s portfolio assets increased by 35% from 2021 through 2025, in that same timeframe, Defendant’s fees increased by 47%.

133. The increase in advisory fees paid by OBDC was not accompanied by a proportionate increase in services or costs incurred by Defendant.

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134. Thus, OBDC’s sizeable growth has generated substantial economies of scale for Defendant in providing OBDC with investment advisory services.

135. Defendant has retained the lion’s share of such benefits for itself, rather than sharing those benefits with OBDC’s stockholders.

136. As a result, the advisory fees that Defendant charges to, and receives from, OBDC are grossly disproportionate to the investment advisory services provided, are excessive, and constitute a breach of Defendant’s fiduciary duties to OBDC.

5.	Gartenberg Factor 5: Comparable Fee Structures—the Adviser’s Incentive Fee Structure Magnifies Asymmetry

137. BDCs that are managed by investment advisers typically pay advisory fees ranging from 1% to 2% of the fund’s gross assets annually, and incentive fees are typically a percentage of the BDC’s profits, ranging from 17.5% to 20%.37

138. While the fee structure set forth in OBDC’s Investment Advisory Agreement falls within the range of advisory fees comparable to other BDCs, it does not include a typical claw back feature for incentive fees that are paid on deferred income that is not ultimately realized by the Fund.

[37]

See Publicly Traded Business Development Companies (BDCs): Investor Bulletin, INVESTOR.GOV, U.S. SECURITIES AND EXCHANGE COMMISSION (Dec. 13, 2024), available at https://www.investor.gov/introduction-investing/general-resources/news-alerts/alerts-bulletins/investor-bulletins/publicly-traded-business-development-companies-bdcs-investor-bulletin; Business Development Companies (BDCs) Frequently Asked Questions, EAGLE GLOBAL (Oct. 2023), available at https://www.eagleglobal.com/wp-content/uploads/2023/10/BDC-FAQs-October-2023.pdf; BCD Facts and Stats, MAYER BROWN (June 15, 2025), available at https://www.mayerbrown.com/-/media/files/perspectives-events/publications/2025/06/bdc—factsstats-(2025).pdf%3Frev=644a03d6db80415e9da067a9aba85de6.

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139. Based on an analysis of 43 publicly traded BDCs, half of those BDCs’ advisory fee structures included a look-back feature, or claw back, that requires the adviser to return incentive fees that are based on deferred income, such as PIK interest, to account for credit losses.38 This claw back feature is a mechanism designed to ensure that compensation reflects full-cycle investment performance rather than interim or unrealized results, and that advisers are not rewarded for short-term income that later turns into long-term capital losses. This type of claw back mechanism is particularly important where incentive fees are calculated and paid on a quarterly basis based on accrued or non-cash income, as it aligns compensation with realized performance over the life of the investment, consistent with practices commonly observed in institutional investment structures.

140. This is a meaningful component of the advisory fee structure, as approximately $26 million of Defendant’s fees in 2025 were attributable to PIK income.

141. The asymmetry in Defendant’s fee structure is further magnified because advisory fees are calculated based on OBDC’s reported asset values and net investment income, both of which are determined using valuation inputs controlled by Defendant. To the extent those valuations incorporate inflated or overstated asset values or accrued income, Defendant’s compensation is calculated on a base that exceeds the underlying economic value of the Fund’s portfolio. Comparable fee structures that include claw back or look-back provisions mitigate this risk by aligning compensation with realized performance, whereas Defendant’s structure permits the retention of fees based on unrealized or overstated values.

142. As a result, Defendant’s fee structure is less favorable to OBDC than those employed by a substantial portion of comparable BDCs, particularly with respect to the treatment of deferred or non-cash income and the absence of mechanisms to reconcile compensation with realized investment performance, and permits Defendant to retain compensation under circumstances where comparable structures would require adjustment or repayment.

[38]

See CD Facts and Stats, MAYER BROWN (June 15, 2025), available at https://www.mayerbrown.com/-/media/files/perspectives-events/publications/2025/06/bdc—factsstats-(2025).pdf%3Frev=644a03d6db80415e9da067a9aba85de6.

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C.	The Board Process Does Not Cure Excessiveness

143. When analyzing whether an adviser’s fees are excessive and thus in violation of Section 36(b), courts consider “all the facts in connection with the determination and receipt of such compensation,” including the independence of the unaffiliated directors and the “care and conscientiousness with which they perform their duties” in approving the advisory agreement.39

144. The Investment Advisory Agreement must be approved annually by OBDC’s Board, or by holders of a majority of the Fund’s outstanding voting securities, and in each case, a majority of OBDC’s independent directors.

145. OBDC purports to have five independent directors on its six-member Board. However, all of those “independent” directors serve, or have served, on the boards of six other Blue Owl-affiliated entities, including affiliated BDCs, which compete with OBDC for investments and investment funds from Defendant and Blue Owl.

146. OBDC’s Investment Advisory Agreement was originally approved for a two-year term and thereafter subject to annual renewal by the Board. The Board approved the initial Investment Advisory Agreement on March 1, 2016, the First Amended and Restated Investment Advisory Agreement on February 27, 2019, the Second Amended and Restated Investment Advisory agreement on March 31, 2020, and the Third Amended and Restated Investment Advisory Agreement on May 18, 2021. On August 6, 2024, the Board approved the Fourth Amended and Restated Advisory Agreement, the Fund’s stockholders approved the agreement on January 8, 2025, and that agreement became effective on January 12, 2025.

[39]	Gartenberg, 694 F.2d at 930.

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147. With respect to the current Investment Advisory Agreement, the OBDC Board held a meeting to consider and approve the continuation of the Fourth Amended and Restated Investment Advisory Agreement on May 5, 2025.

148. Section 15(c) of the ICA provides that fund directors have a duty to request and evaluate, and the fund adviser has a corresponding and independent duty to provide, such information as may reasonably be necessary for the directors to evaluate the terms of any advisory agreement of a fund.

149. According to public filings, in connection with that meeting, the Board was provided with information it required to consider the Investment Advisory Agreement including:

(a) the nature, quality and extent of the advisory and other services to be provided to us by the Adviser; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs; (c) our projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to the Adviser from its relationship with us and the profitability of that relationship; (e) information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; (f) the organizational capability and financial condition of the Adviser and its affiliates; and (g) the possibility of obtaining similar services from other third-party service providers or through an internally managed structure.40

150. Based on the information reviewed, the Board, including a majority of the non-interested directors, approved the Investment Advisory agreement and determined that doing so was in the best interest of OBDC’s stockholders.

151. The terms of the current Investment Advisory Agreement relating to advisory fees are substantially the same as all previous Investment Advisory Agreements approved by the Board since 2019.

[40]	Blue Owl Capital Corp., Form 10-K (filed on Feb. 18, 2026), at 18, available at https://www.sec.gov/Archives/edgar/data/1655888/000165588826000010/obdc-20251231.htm.

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152. The May 5, 2025 Board approval (including approval by a majority of the independent directors) occurred during a period in which broader conditions in the private credit market were evolving and several portfolio-level indicators had begun to shift.

153. Even assuming OBDC’s designated independent directors are disinterested or unaffiliated, the care and conscientiousness with which they performed their duty in approving the Investment Advisory Agreement and monitoring the adviser relationship indicate that the Board was not fully informed about facts bearing on Defendant’s services and fees.

154. Because Defendant receives a base management fee equal to 1.5% of OBDC’s gross assets, including assets financed with leverage, rather than net assets, the effective fee base expands as leverage increases.

155. As of year-end 2025, OBDC reported total assets of approximately $17.2 billion, and net assets of $7.4 billion. The management fee is therefore calculated on an asset base that is more than twice the equity capital of the fund.

156. Defendant also receives an income-based incentive fee equal to 17.5% of pre-incentive net investment income above a quarterly hurdle rate. Net investment income includes accrued income such as PIK interest, meaning that Defendant receives incentive compensation based on income that has not yet been received in cash. Consistent with the absence of a claw back mechanism, OBDC specifically discloses that Defendant “is not obligated to return the incentive fee it receives on PIK interest that is later determined to be uncollectible in cash.”41

157. The advisory fee structure has remained substantially unchanged for multiple years, and the agreement that was renewed in May 2025 continued a compensation framework that linked adviser compensation to gross asset levels and accrued investment income, including non-case income components.

[41]	Blue Owl Capital Corp., Form 10-K (filed on Feb. 18, 2026), at 17, available at https://www.sec.gov/Archives/edgar/data/1655888/000165588826000010/obdc-20251231.htm.

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158. The Fund’s financial disclosures show that, during the period surrounding the Board’s May 2025 renewal of the Investment Advisory Agreement and in the immediate period thereafter, several indicators of portfolio stress and valuation sensitivity were emerging, including increasing realized losses, rising non-accrual levels, and growing reliance PIK income.

159. By early 2025, several observable portfolio trends had begun to emerge. These trends suggest increasing sensitivity to credit conditions and valuation assumptions.

1.	OBDC’s Increasing Realized Credit Losses

160. Realized losses on investments had been increasing in each of the past three years, as follows:

Year	Net Realized Losses
2023	($53 million)
2024	($96 million)
2025	($179 million)

161. Over the prior three-year period, realized losses totaled approximately $328 million, with losses nearly doubling in each successive year.

162. Realized losses represent investments ultimately resolved at values before their prior carrying value. They reflect instances where previously reported marks exceeded the eventual recovery value.

2.	Growth of PIK Income

163. OBDC reported $127 million of PIK income in 2025, representing a meaningful portion of total investment income.

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164. PIK income affects Defendant’s compensation in two ways: (i) PIK interest is included in net investment income and therefore contributes to incentive fee calculations; and (ii) accrued PIK interest increases the carrying value of the underlying loan and therefore increases the gross asset base used to calculate Defendant’s management fee.

165. PIK income has a meaningful impact on Defendant’s management fee, as approximately $26 million of Defendant’s management fee in 2025 were attributable to PIK income.

166. PIK represents non-cash income that depends on the borrower’s ability to refinance or repay principal in the future. Because PIK arrangements typically arise in situations where borrowers elect to defer cash interest payments—such as in times of financial distress—increases in the share of PIK income warrant closer scrutiny when evaluating portfolio credit conditions and the sustainability of reported investment income.

167. The timing and structure of the advisory compensation framework further amplify the economic significance of PIK income. Defendant’s incentive fees are calculated quarterly based on pre-incentive fee net investment income and are payable to Defendant in arrears shortly after each quarter-end. Pre-incentive fee net investment income includes accrued PIK and original issue discount even if such amounts have not yet been received in cash.

168. As a result, incentive fees are be paid on income that remains contingent on the borrower’s future ability to refinance or repay the underlying obligation. Although the Investment Advisory Agreement contains a rolling total-return lookback mechanism that may limit the payment of future incentive fees in certain circumstances, the structure does not require repayment of incentive fees previously paid on income that ultimately proves uncollectible.

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169. This framework creates an asymmetry between the timing of adviser compensation and the realization of credit outcomes within the portfolio. Adviser compensation tied to accrued income may be earned and paid quarterly, while the economic performance of the underlying investments—including the collectability of PIK interest and the ultimate recovery value of the loans—may only become apparent over a longer time horizon.

170. In this context, the interaction between valuation assumptions and PIK accruals is particularly important. Because accrued PIK interest increases both reported investment income and the carrying value of the underlying loan, sustained increases in PIK income simultaneously increase Defendant’s incentive fee payments and expand the asset base on which management fees are calculated. And with no claw back provision requiring Defendant to repay incentive fees based on uncollected deferred income, the risk of non-collection on that interest income is borne by OBDC and its stockholders.

3.	OBDC’s Increasing Non-Accrual Levels

171. ODBC’s public disclosures show a meaningful increase in non-accrual positions during the period surrounding the Board’s May 2025 renewal of the Investment Advisory Agreement:

Year-End	Non-Accrual (approx. % of portfolio at fair value)
2023	0.2%
2024	0.4%
2025	1.1%

172. Non-accrual investments represent loans where borrowers have ceased making contractual interest payments and therefore serve as a commonly referenced indicator of credit stress within a lending portfolio.

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173. Non-accrual positions increased more than fivefold between 2023 and 2025, reaching approximately $181 million at fair value and $377 million at cost by year-end 2025.

174. These positions were carried at an average valuation of approximately 48 cents on the dollar, indicating substantial impairment once loans entered non-accrual status. The magnitude of these write-downs shows the degree to which credit deterioration materially impairs portfolio valuations when loans ultimately transition from performing to non-performing.

4.	OBDC’s Portfolio Valuation Sensitivity and Leverage

175. OBDC employs leverage to finance its investment portfolio. As of 2025, OBDC’s net debt-to-equity ratio was approximately 1.32x.

176. Under the ICA, BDCs must maintain asset coverage sufficient to keep debt-to-equity below 2.0x.

177. Scenario analysis indicates that a 20% markdown in asset values increase leverage to approximately 2.47x, exceeding the regulatory ceiling:

Gross Assets	Current D/E	NAV Discount	D/E @ 10% Markdown	D/E @ 20% Markdown
$17.2 B	1.32x	~24%	~1.72x	~2.47x

178. The above table shows the sensitivity of regulatory ratios to portfolio valuations. Because regulatory leverage metrics are calculated using reported asset values, declines in portfolio valuations could materially reduce asset coverage and constrain the BDC’s leverage capacity, creating a meaningful economic incentive to maintain higher reported valuations.

5.	Financial Outcomes Following the Board’s May 2025 Renewal and Approval of the Investment Advisory Agreement

179. Subsequent disclosures show that the financial trends discussed above continued during 2025.

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(i)	Advisory Compensation

180. Total advisory compensation to Defendant increased to approximately $414 million in 2025, comprising: (i) management fees of $252 million; and (ii) incentive fees of $162 million.

181. Total advisory compensation represented approximately 22% of investment income during the year:

Fee Component	FY 2004	FY 2005	Increase
Management Fee	$193.6M	$251.9M	+$58.4M (+30.2%)
Incentive Fee	$157.2M	$162.4M	+5.2M (3.3%)
Total Adviser Fees	$350.8M	$414.3M	+63.5M (+18.1%)

(ii)	Portfolio Performance Indicators

182. During the same period, several performance indicators deteriorated, including that: (i) net realized losses reached $179 million in 2025, the highest level in a three-year period; (ii) non-accrual exposure increased substantially; and (iii) NAV per share declined from $15.26 to $14.81 during 2025.

(iii)	Market Reaction

183. Public market pricing of OBDC common stock also reflected a growing divergence between the reported net asset value and the Fund’s trading price.

184. During the first quarter of 2026, OBDC’s reported NAV per share was $14.81, but the market price of OBDC’s common stock was approximately $11.29, representing an approximate 24% discount to NAV.

185. The above factors provide financial context for evaluating the economic circumstances existing at the time the Board renewed the Investment Advisory Agreement and the performance trends that followed.

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186. Taken together, the financial trends and structural dynamics raise a material question of fact as to whether the reported NAV of OBDC’s portfolio accurately reflects the underlying economic value. The combination of increasing realized losses, rising non-accrual exposure, and growing reliance on PIK income suggests that a meaningful portion of portfolio performance has depended on Defendant’s chosen valuation assumptions and accrued income rather than realized cash outcomes.

187. At the same time, OBDC’s portfolio risk indicators continued to increase during the period surrounding the Board’s renewal of the Investment Advisory Agreement. PIK income represented a growing portion of reported investment income, realized credit losses accelerated across successive years, and non-accrual positions constituted a larger share of OBDC’s portfolio. These trends reflect an evolving credit environment in which the reliability of reported valuations becomes increasingly consequential to both investors and the advisory compensation framework.

188. Viewed collectively, these factors provide a financial context in which the relationship between reported asset values, portfolio credit outcomes, and Defendant’s compensation warrants careful scrutiny by the Board, particularly since the adviser compensation is tied directly to reported net asset values that served to materially overstate the economic value of the underlying portfolio.

189. Because the Investment Advisory Agreement fee structure results in excessive compensation to Defendant, the Board either was not fully informed when it approved the Investment Advisory Agreement in May 2025 or the Investment Advisory Agreement was not the result of arms-length bargaining. In any event, the Board failed at its oversight duties with respect to Defendant.

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D.

OBDC’s Portfolio Valuation Practices Shows that Defendant Systematically Maintained Fair Value Marks at Levels Inconsistent with Observable Market Evidence, Economic Conditions, and Changing Risk Profile of the Fund’s Portfolio

190. Over the relevant period, credit conditions materially deteriorated across the private credit market, including rising interest burdens, increased use of PIK structures, growing non-accruals, and increasing realized losses. While Defendant claims that it marks assets based on credit fundamentals rather than short-term market pricing, those same credit fundamentals weakened during this period. Accordingly, even under a credit-based valuation framework, downward adjustments in asset values would be required, particularly for subordinated and distressed positions.

191. Defendant’s valuation practices suffer from conflicts of interest because Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees and incentive fees, including fees on non-cash PIK income. This is compounded by the fact that Defendant is not obligated to return the incentive fee it receives on PIK interest that is later determined to be uncollectible in cash.

192. Regulatory authorities recognize that adherence to formal valuation procedures does not satisfy an adviser’s fiduciary obligations where those procedures fail to produce fair value determinations that reflect prevailing market and credit conditions. In a recent enforcement action, the Securities and Exchange Commission found that an investment adviser breached its fiduciary duty by pricing loans based on internal conventions without adequately accounting for market dislocation, notwithstanding the existence of valuation policies, internal credit processes, and third-party review mechanisms.42

[42]

See In re Madison Capital Management, LLC, Investment Advisers Act Release No. 6948, SEC File No. 3022599 (Feb. 25, 2026) (finding that adviser breached fiduciary duty by failing to adequately account for market conditions in valuing loans notwithstanding the existence of valuation procedures), available at https://www.sec.gov/files/litigation/admin/2026/ia-6948.pdf; see also McDermott Will & Emery, SEC Enforcement Action Acts as Valuation Processes Reminder for Credit Funds (2026), available at https://www.mcdermottlaw.com/insights/sec-enforcement-action-acts-as-valuation-processes-reminder-for-credit-funds.

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193. The PIK securities serve as the canary in the coal mine because those securities are subordinated, equity-risk instruments exhibiting implausibly low mark volatility in OBDC’s second quarter of 2024, despite a period of macroeconomic and credit stress, and in contrast to the performance of comparable public market instrument.

194. For example, OBDC’s investment in Inovalon Holdings, Inc. consists of a second lien loan position structurally subordinate to billions of dollars of senior secured debt. The position was originated at par but is now carried at approximately 92% of amortized cost, reflecting a discount attributable to credit deterioration rather than original issue discount. Notwithstanding this deterioration, the investment accrues interest entirely in the form of PIK, meaning OBDC recognizes income—and Defendant earns incentive fees—despite receiving no cash payments on a position already marked below par. The position’s risk profile is further heightened by its deeply subordinated placement in the capital structure, its dependence on enterprise value sufficient to cover multiple layers of senior debt, and uncertainty surrounding the borrower’s long-term exit or refinancing prospects. In this context, the combination of a near-par valuation and continued income recognition on a non-cash, subordinated position is difficult to reconcile with the underlying credit risk.

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195. Similarly, OBDC’s investment in Minerva Holdco, Inc. consists of a preferred equity position structurally subordinate to more than $9 billion of operating company debt, with no current cash payments and recovery dependent on a future sponsor exit. Despite this highly subordinated, equity-like risk profile, the position is carried at approximately cost. Unlike traditional debt instruments, the value of such a position depends on residual enterprise value after satisfaction of senior obligations and would be expected to exhibit materially greater valuation sensitivity under deteriorating credit conditions.

196. OBDC’s investment in Cornerstone OnDemand, Inc. consists of junior and preferred securities that are structurally subordinate within the capital structure and accrue interest entirely in the form of PIK, reflecting a borrower decision to preserve cash rather than service debt obligations. Despite these indicators of credit stress, the position is carried at approximately 90% of par. This risk is further compounded by the fact that Cornerstone was acquired in a leveraged buyout at peak software valuations in 2021, while comparable publicly traded enterprise software companies have since experienced material multiple compression, constraining exit opportunities and increasing the risk associated with highly leveraged capital structures. In this context, the combination of non-cash income, structural subordination, and limited exit visibility is difficult to reconcile with a near-par valuation.

197. These position-level outcomes are consistent with the broader pattern of compressed volatility across the PIK portfolio and reinforce the inference that valuation marks facially have not appropriately incorporated underlying credit risk.

198. The timing at which the PIK securities began to appear in OBDC’s portfolio also warrants consideration when analyzing the valuation practices and its relationship to Defendant’s fees. PIK securities did not exist in OBDC’s portfolio before the second quarter of 2024. Their advent coincides with post-2021 leveraged buyout stress, suggesting they are restructuring byproducts dressed as new originations.

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199. Accurate (lower) marks on the portfolio assets would reduce Defendant’s annual fees by as much as $26 to 52 million, as explained below. Further, Section 18(a) of the ICA restricts registered closed-end investment companies like OBDC from issuing “senior securities” (leverage/debt) unless they maintain specific asset coverage ratios. And, as explained below, a 20% markdown of OBDC’s portfolio assets would breach the Section 18(a) leverage ceiling—a solvency-level event the adviser has every incentive to avoid.

1.	The Conflict Architecture

(i)	Fee-on-Mark Incentive

200. Defendant’s management fee is 1.5% of OBDC’s gross assets. Every 1% of portfolio inflation adds roughly 2.5M in annual management fees.

201. Defendant’s incentive fee is 17.5% of NII above a 1.5% quarterly hurdle. PIK income flows into NII despite generating zero cash, simultaneously inflating the management fee base (via higher carrying values) and driving incentive fee.

(ii)	Co-Investment Conflicts

202. Many of OBDC’s PIK preferred positions are co-invested alongside Blue Owl parent-affiliated funds. Defendant therefore marks positions in which the parent entity has direct economic exposure. A markdown on an OBDC portfolio asset would signal impairment across multiple Blue Owl vehicles, place tremendous downward pressure on Blue Owls’ equity (OWL), impair fundraising narratives, and potentially trigger write-downs in private funds not subject to the ICA fair value reporting, giving Defendant massive economic incentives to hold marks stable that extend far beyond OBDC’s own fee structure.

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(iii)	Cross-Vehicle Contagion

203. Blue Owl operates OBDC, OBDC II, OTIC, and OCIC with a roughly 98% portfolio overlap. Adjusting a mark in one vehicle logically cascades across all. The systemic incentive is to maintain mark consistency everywhere, because a single position-level write-down forces the question platform-wide.

2.	PIK Securities

204. OBDC’s PIK securities holdings ($586.14M at amortized cost) are a sensitive indicator of enterprise value and susceptible to mark inflation—yet they have shown very low changes in fair value related to amortized cost over nearly two years.

205. Unlike fixed coupon or floating rate debt, PIK debt tends to characterize riskier credits and, in the case of restructurings in which cash coupons are substituted in whole or in part for PIK, credits which are unable to bear the normalized cash costs of debt service. These phenomena are compounded in PIK preferred equity which sits at the bottom of the capital structure. PIK preferreds have no contractual maturity, generate no cash income, and are functionally equity in any downside scenario. Fair value should be driven by enterprise value / equity value approaches—not the yield-based income method used for senior debt. The application of a credit model to an equity instrument produces artificial stability.

(i)	The Standard Deviation of FV/AC Ratios as a Volatility Indicator

206. The period from Q1 2023 through Q4 2025 encompassed a series of significant macroeconomic and credit events, including the Federal Reserve’s most aggressive tightening cycle in decades, a regional banking crisis, persistent inflation volatility, geopolitical conflicts, and material repricing of credit risk across markets. Against this backdrop, computing the standard deviation of the Fair Value (“FV)/Amortized Cost (“AC”) ratio across consecutive quarters (Q2

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2024 to Q3 2025) for each PIK position provides a metric that captures mark volatility (or the absence of it) independent of the direction of the valuation mark. By aggregating these position-level standard deviations across OBDC’s portfolio using both simple (equal weighted) and fair value weighted averages, including across subcategories, such as preferred securities and positions not placed on non-accrual, the results show an unusually compressed volatility profile across the PIK portfolio. Compressed volatility is a period where an asset’s price fluctuations diminish.

207. As detailed in the table below, total OBDC’s portfolio standard deviation is approximately 3.80% on an equal-weighted basis (3.36% weighted), with even lower dispersion observed among PIK investments not on non-accrual (1.66% / 1.60%) and preferred securities (1.94% / 1.75%). These levels are unreasonably low given the subordinated, equity-like nature of these instruments and the sustained period of macroeconomic and credit stress over which they are measured. At the portfolio level, the FV/AC ratio remained tightly clustered around par, never deviating more than approximately 1.34% above par or 0.19% below par over the period, implying a coefficient of variation of approximately 0.32%. This level of stability is extraordinarily low given the subordinated, equity-like nature of some of these instruments and the sustained period of macroeconomic and credit stress over which they are measured.

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208. For context, the Morningstar LSTA US Leveraged Loan Index43 declined approximately 3 points peak-to-trough during this window, with its largest weekly drop since March 2020 occurring in April 2025 following the “Liberation Day” tariff announcement by President Trump on April 2, 2025.44 Single-B rated syndicated loans fell 1.5–4 points depending on sector and credit quality. That OBDC’s less liquid, lower-in-the-capital-structure middle market loans moved a fraction of this amount over the same period is inconsistent with independent, market-informed fair value assessment and reflects the inherent conflicts and incentives of Defendant’s fair value marking.

209. Standard deviation analysis is a highly effective, objective screening tool for regulators, auditors, and independent directors to identify positions where valuation marks may not be responding to observable market movements.45 A persistently compressed volatility profile across a portfolio of higher-risk instruments, particularly when observed consistently across both equal-weighted and size-weighted measures, indicates that valuation marks are being manipulated to artificially show stability rather than being independently measured:

	StDev (Simple Average)	StDev (Weighted Average)
Total PIK Portfolio	3.80%	3.36%
PIK Portfolio Excluding Non-Accrual	1.66%	1.60%
PIK Preferred Stock Portfolio	1.94%	1.75%

(ii)	The Timing Tell: PIK Securities First Appear in Q2 2024

210. PIK preferred equity positions did not exist in OBDC’s portfolio before the second quarter 2024. Their sudden appearance—well into a period when post-2021 vintage LBOs underwritten at near-zero base rates had been under sustained stress from Secured Overnight Financing Rate (“SOFR”) above 5% for over a year—shows the PIK securities are restructuring byproducts, not fresh originations.

[43]

The Morningstar LSTA US Leveraged Loan Index is a market-value weighted index designed to measure the performance of the U.S. leveraged loan market. See https://indexes.morningstar.com/indexes/details/morningstar-lsta-us-leveraged-loan-FS0000HS4A?currency=USD&variant=TR&tab=overview.

[44]

See Executive Order 14257 of April 2, 2205, Regulating Imports with a Reciprocal Tariff to Rectify Trade Practices That Contribute to Large and Persistent Annual United States Goods Trade Deficits, FEDERAL REGISTER (Apr. 7, 2025), available at https://www.federalregister.gov/documents/2025/04/07/2025-06063/regulating-imports-with-a-reciprocal-tariff-to-rectify-trade
-practices-that-contribute-to-large-and.

[45]

See, e.g., Deviation Risk Measure, CORPORATE FINANCE INSTITUTE (May 22, 2019), available at https://corporatefinanceinstitute.com/resources/data-science/deviation-risk-measure/#:~:text=It%20measures%20how%
20spread%20individual,a%20low%20amount%20of%20risk.

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211. When a private credit borrower cannot service cash interest because of, for instance, financial distress, lenders restructure by converting a portion of the debt (or cash coupon) into PIK pay. But the loss resulting from diminished credit quality is only deferred, not eliminated.

212. This reframes management’s claim that “90% of PIK positions were underwritten as such at inception.”46 That language is misleading to the extent the inception point is being reframed to mean the time of the restructured PIK instrument and not the inception of the original investment. The “underwritten as PIK” framing resets the clock and obscures the credit deterioration that gave rise to the instrument.

213. The fee implications compound this concern: when a deteriorating cash-pay loan is converted into a PIK, the realized loss on the original loan may be small (if the exchange is done near par on paper), while the new PIK generates PIK income flowing into the income-based incentive fee. In this way, Defendant converts a faltering credit and maintains a fee-generating investment.

214. The Q2 2024 timing of PIK preferred equity positions appearing in OBDC’s portfolio is notable: it falls squarely between OBDC’s 2023 and 2024 realized loss figures ($53M and $96M respectively), consistent with a portfolio already under stress, with Defendant responding by restructuring troubled credits rather than recognizing impairment. The losses then nearly doubled again to $179 million in 2025.

[46]	See Blue Owl (OBDC) Q4 2025 Earnings Call Transcript, YAHOO FINANCE (Feb. 19, 2026), available at https://finance.yahoo.com/quote/OBDC/earnings/OBDC-Q4-2025-earnings_call-394254.html.

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(iii)	PIK Valuation Behavior Surrounding the OBDE Merger

215. In the first quarter of 2025, OBDC completed its related party acquisition of OBDE, resulting in the consolidation of overlapping portfolio positions and a material increase in the size of certain investments.

216. Following the merger, several PIK and preferred equity positions exhibited simultaneous increases in both amortized cost and fair value marks, resulting in improved FV/AC ratios at the first reporting period post-merger.

217. This pattern is reflected across multiple portfolio positions. For example, OBDC’s investment in Senior Preferred PIK of West Monroe increased in amortized cost from approximately $23.5 million to $71.2 million, an increase of approximately 203%, while its FV/AC ratio increased from 0.989 to 1.012 during the same quarter. Similarly, OBDC’s investment in Sunshine Software (Cornerstone OnDemand) Series A Preferred PIK increased in amortized cost by approximately 26.7%, while its FV/AC ratio increased from 0.800 to 0.843. OBDC’s investment in Minerva Holdco Series A Preferred PIK also increased in amortized cost by approximately 31%, while its FV/AC ratio increased from 0.978 to 0.985. In each instance, both the size of the position and its valuation increased contemporaneously with the merger and the consolidation of positions.

218. These increases in valuation occurred contemporaneously with the merger closing and the consolidation of positions, rather than in response to any observable improvement in underlying credit fundamentals.

219. Under applicable accounting guidance, including ASC 805, acquired assets in a business combination are assigned new cost bases and subject to fair value determination at the time of acquisition. In this context, Defendant’s control over the valuation process at the post-merger reporting date presents an opportunity to influence reported asset values.

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220. The observed pattern—where positions increased in both size and valuation coincident with the merger—shows that the marks were influenced by transaction-related considerations, including the presentation of post-merger performance, rather than independent credit-based valuation.

221. In particular, upward adjustments to valuation marks at the time of the merger serves to mitigate the appearance of dilution or impairment to OBDC stockholders and support the perception that the transaction was accretive, thereby aligning with Defendant’s selfish economic incentives.

3.	The Macro and Credit Backdrop Demanded Asset Write-Downs

222. The recent period of OBDC’s fourth quarter 2024 to fourth quarter 2025 featured headwinds that required lower marks on subordinated equity instruments but were disregarded by Defendant.

223. First, the tariff escalation starting in April 2025 raised recession probability to 40% to 50% and cut gross domestic product growth to 0.5%.47 This forced PE portfolio companies—leveraged at 8x average—to face significant margin compression and warranted lower marks.

224. Second, the increasing disruptive effect of Artificial Intelligence caused a significant rerating and repricing of software company debt and sparked volatility in credit markets in early 2026. UBS estimates default rates could hit 13% for US private credit if AI disruption accelerates—totaling $75 to $120 billion in potential defaults.48 As of February 2026, $25 billion of speculative-rated software loans traded below 80 cents on the dollar and PIK usage industry-wide surged from about 5% to over 11%.49

[47]	See Preston Caldwell, Tariffs Are a Self-Inflicted Economic Catastrophe, MORNINGSTAR (Apr. 8, 2025), available at https://www.morningstar.com/economy/tariffs-are-self-inflicted-economic-catastrophe.
[48]

See Jason Lemkin, SaaS Markets Have Crashed in 2026. But is Private Credit the Even Bigger Risk?, SAASTR (Feb. 20, 2026), available at https://www.saastr.com/saas-markets-have-crashed-in-2026-but-is-private-credit-the-even-bigger-risk/#:~:text=UBS
%20estimates%20default%20rates%20could,And%20he’s%20the%20bull.

[49]	See The Coming Credit Crunch, SEEKING ALPHA (Mar. 21, 2026), available at https://seekingalpha.com/article/4884629-the-coming-credit-crunch.

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225. But Defendant appears to have understated OBDC’s public reporting of exposure to software sector by applying a unique set of its of industry classifications to categorize software companies as other sectors. OBDC’s most recent reporting is 11.1% exposure to “Internet and Software Services.” But many of OBDC’s investments are predominantly software and technology businesses that have been lumped into other classifications by Defendant. Two examples include Datavant (classified by Defendant as “Healthcare Technology” but actually a company whose core business is software-driven data exchange and analytics; and Monotype (classified by Defendant as “Advertising & Media)” but actually a SaaS/IP licensing platform monetizing font software and embedding technology across devices and applications. Such companies would typically be viewed as software businesses in substance, notwithstanding their current classification by Defendant.

226. Viewing OBDC’s portfolio on a more economic basis (i.e., focusing on business model rather than Defendant’s labels), the true software exposure is estimated to be in the 20% to 30% range, rather than 11%. This is significant because OBDC states that it seeks to limit exposure to any single industry to roughly 20%, and also frames its diversification as a key risk mitigant.

227. Third, OBDC’s own credit quality has significantly deteriorated. As of Q4 2025, OBDC’s non-accruals rose from 0.2% to 1.1% of fair value; realized losses nearly doubled each year from 2023 to 2025, from $53 million in 2023, $96 million in 2024, and $179M in 2025); downgrades outpaced upgrades 2.14:1.50

[50]

See Rich Duprey, Blue Owl Tumbles as Investor Withdrawals Halted: Rugpull or Business as Usual? 24/7 WALL ST. (Feb. 19, 2026), available at https://finance.yahoo.com/news/blue-owl-tumbles-investor-withdrawals-182528858.html.

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E.	Defendant’s Duty that Was Not Discharged

228. Defendant’s obligations under ASC 820, SEC Rule 2a-5, and ICA Section 36(b) created a clear duty to reflect impairment in OBDC’s preferred equity marks.

229. ASC 820 is an accounting guideline that sets out how fair values for venture fund holdings should be estimated and reported. Under the ASC 820 market participant standard, fair value must reflect the price a hypothetical buyer would pay. Level 2 assets are financial instruments that are valued using observable market inputs for similar items. Observable Level 2 inputs (public BDC equity, syndicated loan prices, SaaS multiples) were available to Defendant and directionally pointed toward impairment. Defendant’s valuation models, however, appear to have relied exclusively on Level 3 inputs to produce marks on OBDC’s portfolio assets that contradicted observable evidence.

230. SEC Rule 2a-5 under the ICA establishes requirements for an investment company’s board, including an obligation to determine the fair value of fund investments in good faith. The SEC requires the valuation designee to assess and manage material conflicts of interest. Defendant’s direct financial benefit from higher marks is precisely the conflict Rule 2a-5 was designed to address—yet OBDC’s mark stability suggests this conflict was not effectively constrained.

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231. Section 36(b) establishes that investment advisers have a fiduciary duty with respect to the compensation they receive for a registered investment company. Defendant received $414 million in total fees in 2025 calculated on asset investment marks that it controls. The OBDC II failed merger, the persistent 24% NAV discount, and accelerating realized losses ($328M cumulative over three years) all suggest the Board has not effectively challenged the Adviser’s valuation conclusions.

232. OBDC’s Board oversight of the Valuation Designee and fair value determinations of the Fund’s portfolio investments is limited. The independent directors rely on Defendant’s models and independent valuation firms selected and paid for by Defendant. The February 2025 $1.4 billion sale of partial assets of three Blue Owl BDCs, including OBDC, which sold at the equivalent to 99.7% of par value, does not reflect that that those assets were properly priced at fair value because those assets included 97% first-lien debt, excluded all equity and preferred positions, and covered only 2.4% of the portfolio. Further, some of the buyers of those Blue Owl assets, who were large pension funds, already owned stakes in the same assets they were buying, giving them an interest in avoiding a markdown of their existing holdings, and one of the buyers, insurer Kuvare, is an entity for which Blue Owl manages some of its investment and which owns Kuvare preferred stock.51 The asset sale validated only the performing loans and left the larger contingent of riskier loans unexamined. In fact, since that asset sale, OBDC still trades at a 25% discount to NAV, indicating that investors believe the NAV is still inflated.52

233. The valuation process of OBDC’s portfolio is the predictable outcome of a valuation process where the entity controlling the marks benefits financially from holding them high, faces existential regulatory consequences if they fall too far, and co-invests alongside the parent in the very positions being marked. The apparent stability of the PIK securities is not a reflection of genuine value stability or evidence of credit quality, but rather a warning that valuation movements may be suppressed rather than independently measured

[51]

See Jonathan Weil, Why Investors Were Right to Be Wary of Blue Owl’s $1.4 Billion Deal, THE WALL STREET JOURNAL (Mar. 27, 2026), available at https://www.wsj.com/finance/investing/why-investors-were-right-to-be-wary-of-blue-owls-1-4-billion-deal-6129ea6f.

[52]	Id.

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COUNT I

ICA SECTION 36(b) BREACH OF FIDUCIARY DUTY (EXCESSIVE INVESTMENT ADVISORY FEES)

234. Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein.

235. Plaintiff brings this Count derivatively on behalf of OBDC against Defendant for breach of fiduciary duty with respect to the receipt of compensation as defined by ICA § 36(b).

236. Defendant is the investment adviser to OBDC. Under Section 36(b), Defendant owes a fiduciary duty to OBDC with respect to the Defendant’s receipt of investment advisory fees from OBDC.

237. Defendant breached its fiduciary duty under Section 36(b) by failing to put the interests of OBDC and its stockholders ahead of its own interests and charging investment advisory fees to OBDC that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

238. Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the “actual damages resulting from the breach of fiduciary duty” by Defendant, up to and including, “the amount of compensation nor payments received from” OBDC, and/or, pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80-46(b), rescission of the Investment Advisory Agreement.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.	Declaring that Defendant has breached its fiduciary duty under Section 36(b) of the ICA through the receipt of excessive investment advisory fees from OBDC;

B.	Preliminarily and permanently enjoining Defendant from further breaches of its fiduciary duty under the ICA;

C.

Awarding damages, including, without limitation, rescissory damages and disgorgement, against Defendant in an amount including all investment advisory, supervisory and administrative, distribution and servicing fees paid to them by Plaintiff and the Fund for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys’ fees, and such other items as may be allowed to the maximum extent permitted by law;

D.

An order awarding such equitable relief as the Court deems appropriate to remedy the asymmetrical compensation structure, including, without limitation, relief designed to ensure that advisory compensation is aligned with realized investment performance and does not reward non-cash or unrealized income and imposing the claw back of incentive fees paid on deferred income not ultimately realized by the Fund;

E.

An order rescinding the Investment Advisory Agreement pursuant to Section 47 of the ICA, including restitution to OBDC of the excessive investment advisory fees paid by OBDC to Defendant from one year prior to the commencement of this action on behalf of OBDC through the date of trial, lost investment returns on those amounts, and interest thereon;

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F.	An order awarding Plaintiff reasonable costs incurred in this action, including attorneys’ fees, expert witness fees, and such other times as may be allowed to the maximum extent permitted by law; and

G.	An order awarding such other and further relief in Plaintiff’s favor, derivatively on behalf of OBDC, as the Court deems equitable and just.

JURY DEMAND

Plaintiff, on behalf of OBDC, demands a trial by jury on all claims so triable.

Dated: April 27, 2026

GRANT & EISENHOFER P.A.

By:	s/ James S. Notis

James S. Notis

Meagan A. Farmer

485 Lexington Avenue, 29th Floor

New York, NY 10017

Tel: 646-722-8500

jnotis@gelaw.com

mfarmer@gelaw.com

Michael J. Barry

Christine M. Mackintosh

123 Justison St.

Wilmington, DE 19801

Tel: 302-622-7000

mbarry@gelaw.com

cmackintosh@gelaw.com

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WOOLERY & CO. PLLC James Woolery Derick Pillai 20 East 49th Street New York, NY 10017 Tel: 212-287-7377 james@wooleryco.com derick@wooleryco.com Counsel for Plaintiff